Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LSB Financial Corp.

SEC Registration Statement No.: 333-197258

Set forth below is an FAQ distributed to the employees of Lafayette Savings Bank in connection with the proposed merger transaction between Old National Bancorp and LSB Financial Corp., Lafayette Savings Bank’s parent company.

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Frequently Asked Questions

August 6, 2014

EMPLOYMENT QUESTIONS

Do I continue performing my current duties, projects, and reports?

Yes, until the partnership closes, Lafayette Savings Bank employees should each continue to perform their current duties. Projects scheduled in the future will be evaluated on a case-by-case basis with your senior manager to determine its priority.

Will Lafayette Savings Bank officer titles be retained by Old National?

Yes, your officer title (i.e. AVP, VP, etc.) will transfer to Old National.

If an associate is retained by Old National and is offered a position paying less, is severance pay still available to that person if they decline the offer?

Associates are eligible for severance benefits when offered a position that is considered “not comparable”. A comparable position is one in which the pay is not less than 90% of the employee’s current compensation.

What happens if I have a job offer elsewhere before I’ve been informed of my future with Old National?

If you receive a job offer, you should consult with your manager so that we can work together to give you as much information as we can to help support your decision-making process. We previously communicated that all revenue producing positions will continue after the closing (e.g., Mortgage Originators, Commercial Lenders, etc.), including all retail positions in the branches.

If my job is eliminated, is severance only available if I work through the last day my job exists? Will this occur at closing or conversion?

To qualify for severance from Old National, an employee experiencing job loss must work through his/her release date. The release date will occur after the conversion. And for most, it will be two to three weeks following conversion. Once we have made decisions about positions, we will communicate a specific timeframe for the job eliminations to occur.

Is severance affected by a person’s retirement?

No, whether or not an employee (whose job will be lost) chooses to retire has no bearing on his/her eligibility for severance benefits provided he/she meets the severance plan eligibility requirements.

Is severance affected if Old National offers another position for someone and they turn it down?

If the employee declines a comparable position, he/she would not be eligible for severance. Comparability is determined by management based on commuting distance, compensation (discussed above) and the job responsibilities.

TIME OFF QUESTIONS

What will happen to my current and carry over PTO balances?

As part of the gap analysis process, we are actively reviewing the PTO program to determine how best to transition to Old National’s time off programs. We realize employees are eager to learn the outcome of this analysis and commit to completing this process in as timely of a manner as possible.

Will there be a requirement to fulfill the 5 consecutive day PTO requirement in 2014?

Yes. As a good risk management practice, both Lafayette Savings Bank and Old National Bank have a requirement for associates to be out 5 consecutive days in year.

401(k) QUESTIONS

What will happen to my 401(k) match for 2014?

Lafayette Savings Bank will make any required matching contributions into the plan until the plan is terminated.

How is my current vesting impacted, if any?

Balances in the Lafayette Savings Bank plan become vested when the plan is terminated. Participant deferrals and matching contributions become immediately vested under Old National’s plan.

BENEFITS

Is it possible to provide a comparison of Lafayette Savings Bank insurance benefits and rates with those of Old National?

A benefit comparison and premium information will be provided in a separate communication.

How will COBRA work for people who leave and under whose plan will it be available?

An employee’s eligibility for COBRA is not affected by the partnership. More information on COBRA options will be provided once we determine the timing for associates to enroll and transition to Old National’s benefit plans.

Note: This document addresses some of the key features of Old National’s benefits and does not contain all the details. If any conflict arises between this document and any plan provisions or polices, the terms of the actual plan document or policies will govern in all cases. Provisions of the plans and eligibility coverage do not constitute a contract of employment with any individual. Plans and provisions described in this document are subject to change at any time, without notice.

Forward-Looking Statement

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between Old National Bancorp (“Old National”) and LSB Financial Corp. (“LSB”). Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and LSB’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National and LSB to execute their respective business plans (including Old National’s pending acquisitions of LSB and Founders Financial Corporation); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in our Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document, and neither Old National nor LSB undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.

Additional Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-197258) that includes a Proxy Statement of LSB Financial Corp. (“LSB”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. The SEC declared the Form S-4 Registration Statement effective on July 23, 2014. A definitive Proxy Statement/Prospectus was mailed to LSB shareholders on or about July 28, 2014. Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. A free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Old National and LSB, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from LSB by accessing LSB’s website at www.lsbank.com under the tab “About” and then under the heading “Investor Relations.”

Old National and LSB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LSB in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of LSB is set forth in the proxy statement for LSB’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.